EXHIBIT 19.1

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CLARITEV CORPORATION
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INSIDER TRADING POLICY

1.PURPOSE AND SCOPE:
1.1.This Policy applies to all of the following (collectively, the “Insiders”), each of whom must, at all times, comply with the securities laws of the United States and all other applicable jurisdictions:
▪Claritev Corporation and its subsidiaries (collectively, the “Company”);
▪their directors, board observers (and any alternates thereto), officers, employees and any other persons the Company determines should be subject to the Policy, such as contractors and consultants (collectively, “Claritev Personnel”);
▪the households of Claritev Personnel (including any person who lives in the household of Claritev Personnel whether or not a family member), and any family members of Claritev Personnel who do not live in their household but whose transactions in Company securities are directed by or subject the influence or control of Claritev Personnel (e.g., parents or children who consult with Claritev Personnel before they trade in Company securities); and
▪trusts, corporations and other entities controlled by any of such persons.
1.2.Federal securities laws prohibit trading in the securities of a company on the basis of “inside” information. These transactions are commonly known as “insider trading”. It is also illegal to recommend to others (commonly called “tipping”) that they buy, sell or retain the securities to which such inside information relates. Anyone violating these laws is subject to personal liability and could face criminal penalties, including a jail term. Federal securities law also creates a strong incentive for the Company to deter insider trading by its employees. In the normal course of business, Claritev Personnel may come into possession of inside information concerning the Company, transactions in which the Company proposes to engage or other entities with which the Company does business. Therefore, the Company has established this Policy with respect to trading in its securities or securities of another company. Any violation of this Policy could subject you to disciplinary action, up to and including termination. See Section 7.
1.3.This Policy concerns compliance as it pertains to the disclosure of inside information regarding the Company or another company and to trading in securities while in possession of such inside information. In addition to requiring that Insiders comply with the letter of the law, it is the Company’s policy that Insiders exercise judgment so as to also comply with the spirit of the law and avoid even the appearance of impropriety.
1.4.This Policy is intended to protect Insiders and the Company from insider trading violations. However, the matters set forth in this Policy are guidelines only and are not intended to replace your responsibility to understand and comply with the legal prohibition on insider trading. Appropriate judgment should be exercised in connection with all securities trading. If you have specific questions regarding this Policy or applicable law, please contact the General Counsel (or his or her designee).

2.DEFINITIONS:
2.1.Material. Information is generally considered “Material” if a reasonable investor would consider it important in deciding whether to buy, sell or hold a security. The information may concern the Company or another company and may be positive or negative. In addition, it should be emphasized that Material information does not have to relate to the Company’s business; information about the contents of a forthcoming publication in the press that is expected to affect the market price of a security could well be Material. Examples could include non-public information regarding the Company’s industry, macroeconomic matters or the Company’s executives. Employees should assume that information that would affect their consideration of whether to trade, or which might tend to influence the price of the security, is Material.
Examples of Material information could include, but are not limited to:
•earnings results, estimates and guidance on earnings, changes in previously released earnings results, estimates or guidance and confirmations of previously released guidance;
•dividend information or changes in dividend policy;
•a significant merger, acquisition or divestiture proposal or agreement;
•investments, joint ventures or changes in assets;
•financings and other events involving the Company’s securities (e.g., public or private sales by the Company, its senior management or significant security holders, calls of securities for redemption, share repurchase plans, stock splits and changes to the rights of security holders);
•acquisition, refinancing or repayment of significant indebtedness or defaults in respect of any indebtedness;
•developments regarding lines of business and significant new products, partnerships and properties, including the acquisition or loss of an important contract or relationship;
•changes in control or in senior management;
•a significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, including its facilities, data and information technology infrastructure;
•significant changes in compensation policy;
•significant write-offs;
•changes of or disagreements with the Company’s independent registered public accounting firm or notification that the Company may no longer rely on such firm’s report;
•significant cybersecurity risk or incidents concerning the Company or its confidential data;
•developments in or threats of significant litigation or governmental investigations; and
•layoffs, furloughs, bankruptcy, corporate restructuring or receivership or severe liquidity problems.
Information that something is likely to happen or even just that it may happen can be Material. Courts often resolve close cases in favor of finding the information Material. Therefore, Insiders should err on the side of caution. Insiders should keep in mind that the Securities and Exchange Commission’s (“SEC”) rules and regulations provide that the mere fact that a person is aware of the information is a bar to trading. It is no excuse that such person’s reasons for trading were not based on the information.
2.2.Non-Public Information. For the purpose of this Policy, information is “Non-Public Information” until three criteria have been satisfied:
First, the information must have been widely disseminated. Insiders should assume that information has NOT been widely disseminated unless one or more of the following has occurred:
▪it has been carried in a “financial” news service such as the Dow Jones Broad Tape;
▪it has been carried in a “general” news service such as the Associated Press;
▪it has been carried by a national television news service; and/or
▪it has appeared in a publicly available filing with the SEC.
Second, the information disseminated must be some form of “official” announcement. In other words, the fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the information is accurate.

Third, after the information has been disseminated, a period of time must pass sufficient for the information to be assimilated by the general public. As a general rule, at least 48 hours (several of which must be hours during which the New York Stock Exchange is open for trading) must elapse between the dissemination of information in a national news medium and when that information may be considered public.
2.3.Security or Securities. The term “security” or “securities” is defined very broadly by the securities laws and includes stock (common and preferred), stock options, warrants, bonds, notes, debentures, convertible instruments, put or call options (i.e., exchange-traded options) or other similar instruments.
2.4.Trade or Trading. The term “trade” or “trading” means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including gifts or other contributions, exercises of stock options granted under the Company’s stock plans, sales of stock acquired upon the exercise of options and trades made under an employee benefit plan such as a 401(k) plan.

3.POLICY STATEMENT:
3.1.General – Claritev. No Insider may trade the Company’s securities at any time when the Insider has Material Non-Public Information concerning the Company, subject to the limited exceptions set forth in Section 4 below.
3.2.General – Other Companies. No Insider may buy or sell securities of another company at any time when the Insider has Material Non-Public Information about that company, including, without limitation, any of our customers or partners, when that information was obtained, in whole or in part, as a result of the Insider’s employment or relationship to the Company.
3.3.Tipping. No Insider may disclose (“tip”) Material Non-Public Information to any other person (including family members), and no Insider may make trading recommendations on the basis of Material Non-Public Information. In addition, Insiders should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal “tip.”
3.4.Public Comment. No Insider who receives or has access to the Company’s Material Non-Public Information may comment on stock price movements or rumors of other corporate developments (including discussions on social media, blogs or online comment forums) that are of possible significance to the investing public unless it is part of the Insider’s job (such as Investor Relations) or the Insider has been specifically authorized by the Chief Executive Officer, or both of the Chief Financial Officer and the General Counsel, in each instance. Violations of this section must be reported immediately to the General Counsel (or his or her designee).
3.5.Media/Analyst Inquiries. In addition, it is generally the practice of the Company not to respond to inquiries and/or rumors concerning the Company’s affairs. If you receive inquiries concerning the Company from the media or inquiries from securities analysts or other members of the financial community, you should follow the Company’s external communications policy and refer such inquiries, without comment, to the Senior Vice President, Investor Relations (or his or her designee).
3.6.Window Periods. Certain Insiders may only trade in the Company’s securities during the four “Window Periods” that occur each fiscal year or in connection with a registered primary or secondary underwritten offering of the Company. These persons must also receive pre-approval prior to any transaction. See Section 5.
3.7.Policy Effective Time. For all Permanent Restricted Persons and Other Restricted Persons, this Policy continues in effect (including the pre-clearance provisions set forth in Section 5.4) for three months after termination of employment or other relationship with the Company, except that it shall continue in effect for six months after termination of employment or other relationship with the Company for all members of the board of Claritev Corporation (the “Board”), observers of the Board (together with any alternates thereto, “Board Observers”) or Section 16 Persons. Notwithstanding the foregoing, this Policy shall cease to remain in effect for any Other Restricted Person following any termination of employment or other relationship with the Company upon notification by the General Counsel (or his or her designee) that such person no longer possesses any Material Non-Public Information and that such person may be released from this Policy.

4.CERTAIN EXCEPTIONS:
4.1.The prohibition on trading in the Company’s securities set forth in Section 3 above does not apply to:
4.2.transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to certain types of trusts of which you are the sole beneficiary during your lifetime);
4.3.the exercise of stock options to buy and hold the Company’s stock (and not sell) (including any net settled stock option exercise to buy and hold) under our equity incentive plans; however, the sale of any such stock acquired upon such exercise, including as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to satisfy tax withholding requirements, is subject to this Policy;
4.4.the withholding by the Company (whether mandated by the Company or pursuant to a tax withholding right) of shares of restricted stock, shares underlying restricted stock units or shares subject to an option, in each case to satisfy tax withholding requirements;
4.5.the execution of transactions pursuant to a trading plan that complies with SEC Rule 10b5-1 and which has been approved by the Company (see Section 6.1);
4.6.sales of the Company’s securities as selling stockholder in a registered public offering in accordance with applicable securities laws;
4.7.to the extent the Company offers its securities as an investment option in an employee stock purchase plan, the purchase of stock through the Company’s employee stock purchase plan; however, elections to participate in such plan, the sale of any such stock and changing instructions regarding the level of withholding contributions which are used to purchase stock is subject to this Policy;
4.8.to the extent the Company offers its securities as an investment option in 401(k) plan, the purchase of Company stock through the Company’s 401(k) plan through regular payroll deductions; however, the sale of any such stock and the election to transfer funds into or out of, or a loan with respect to amounts invested in, the stock fund is subject to this Policy; and
4.9.trading in mutual funds and Exchange Traded Funds (ETFs) holding Company securities that are either based on broad indexes or on targeted sectors with portfolio holdings of at least 30 or more companies.

5.PRE-CLEARANCE OF TRADES AND OTHER PROCEDURES:
5.1.Permanent Restricted Persons. The following are “Permanent Restricted Persons”:
•members of the Board and Board Observers;
•executive officers of Claritev Corporation and other Section 16 officers (as may be designated by the Board from time to time) of Claritev Corporation (collectively, “Section 16 Persons”);
•the additional persons set forth on Schedule I hereto
•any other persons designated by the General Counsel from time to time; and
•with respect to any of the persons included in the three preceding bullets, any person who lives in their household (whether or not a family member), and any of their family members who do not live in their household but whose transactions in Company securities they direct, influence, or control (e.g., parents or children who consult with such person before they trade in Company securities), and trusts, corporations and other entities controlled by any of such persons.
Permanent Restricted Persons (as well as certain Other Restricted Persons, as defined in Section 5.3), must obtain the advance approval of the General Counsel or his or her designee in accordance with Section 5.4 before effecting transactions in the Company’s securities, including any exercise of an option (whether cashless or otherwise), gifts, loans, pledges, rights or warrant to purchase or sell such securities, contribution to a trust or other transfers, whether the transaction is for the individual’s own account, one over which he or she exercises control or one in which he or she has a beneficial interest.

5.2.Restricted Employees. From time to time, upon the approval of the General Counsel, the Company may amend or revise Schedule I hereto, provided that no such amendment or revision shall be deemed to cause any member of the Board, Board Observers or Section 16 Person to cease to be a Permanent Restricted Person.
5.3.Other Restricted Persons. From time to time, the Company may notify Claritev Personnel other than Permanent Restricted Persons that they are subject to the pre-clearance requirements set forth in Section 5.4 if the Company believes that, in the normal course of their duties, they are likely to have regular access to Material Non-Public Information (“Other Restricted Persons”). Occasionally, certain individuals may have access to Material Non-Public Information for a limited period of time. During such a period, such persons may be notified that they are also Other Restricted Persons who will be subject to the pre-clearance requirements set forth in Section 5.4.
5.4.Procedures. Permanent Restricted Persons and Other Restricted Persons should submit a request for pre-clearance to the General Counsel or his or her designee at least two business days in advance of the proposed transaction (two weeks in the case of using shares as collateral for a loan (see Section 6.3)) and by completing the attached “Request for Approval” form. Approval must be in writing, dated and signed, specifying the securities involved. Approval for transactions and pledges of the Company’s securities will generally be granted only during a Window Period (described in Section 5.5 below) and the transaction may only be performed during the Window Period in which the approval is granted and in any event before the end of the second business day following the date of approval. Permanent Restricted Persons must comply with these pre-clearance requirements after termination of employment for the time periods specified in Section 3.7 above.
5.5.Window Periods. The Company has established four “windows” of time during the fiscal year during which Requests for Approval forms and email requests may be approved and transactions and pledges may be performed by Permanent Restricted Persons and Other Restricted Persons (“Window Periods”), provided such persons do not have access to Material Non-Public Information. Each Window Period begins at the opening of trading on the first trading day after at least one full trading day on the New York Stock Exchange after the day on which the Company issues a public news release of its quarterly or annual earnings for the prior fiscal quarter or year. Assuming the New York Stock Exchange is open each day, the following example illustrates when Permanent Restricted Persons and Other Restricted Persons may trade after the Company’s public news release of its quarterly or annual earnings for the prior fiscal quarter or year:

Announcement on Tuesday    First Day of Trading
Before market opens    Wednesday
While market is open    Thursday
After market closes    Thursday
That same Window Period closes at 5:00 p.m. New York City time on the fifth business day of the third calendar month of the quarter. After the close of the Window Period, except as set forth in Section 4 above, Permanent Restricted Persons and Other Restricted Persons may not trade in any of the Company’s securities. The prohibition against trading while aware of, or tipping of, Material Non-Public Information applies even during a Window Period. For example, if during a Window Period, a Material Non-Public acquisition or divestiture is pending or there is a forthcoming publication of Material Non-Public Information in the financial press, you may not trade in the Company’s securities. You must consult the General Counsel (or his or her designee) whenever you are in doubt.
5.6.Suspension of Trading. From time to time, the Company may require that directors, officers, selected employees and/or others suspend trading in the Company’s securities because of developments that have not yet been disclosed to the public. All those affected shall not trade in our securities while the suspension is in effect, and shall not disclose to others that we have suspended trading for certain individuals. Though these blackouts generally will arise because the Company is involved in a highly-sensitive transaction, they may be declared for any reason. If the Company declares a blackout to which you are subject, a member of the legal department will notify you when the blackout begins and when it ends.
5.7.Notification of Window Periods. In order to assist you in complying with this Policy, the Company intends to deliver an e-mail (or other communication) notifying all Permanent Restricted Persons and Other Restricted Persons when the Window Period has opened and when the Window Period is about to close. The Company’s delivery or nondelivery of these e-mails (or other communication) does not relieve you of your obligation to only trade in the Company’s securities in full compliance with this Policy.
5.8.Hardship Exemptions. Those subject to the Window Periods or a blackout pursuant to Section 5.6 may request a hardship exemption for periods outside the Window Periods or during a blackout, as applicable, if they are not in possession of Material Non-Public Information and are not otherwise prohibited from trading pursuant to this Policy. Hardship exemptions are granted infrequently and only in exceptional circumstances. Any request for a hardship exemption should be made to the General Counsel (or his or her designee).

6. 10b5-1 PLANS/HEDGING/MARGIN ACCOUNTS AND PLEDGES:
6.1. 10b5-1 Trading Plans. A 10b5-1 trading plan is a binding, written contract between you and your broker that specifies the price, amount, and date of trades to be executed in your account in the future, or provides a formula or mechanism that your broker will follow in executing trades on your account and complies with the requirements of Rule 10b5-1(c) of the Exchange Act. A 10b5-1 trading plan can only be established when you do not possess Material Non- Public Information. Therefore, Insiders cannot enter into these plans at any time when in possession of Material Non-Public Information and, in addition, persons subject to the pre- clearance requirements of this Policy described in Section 5 cannot enter into these plans outside Window Periods. All plans must comply with the applicable "cooling off" periods set forth in Rule 10b5-1(c) and include a representation from the person adopting such plan that, as of the date of adoption of the plan, the person adopting the plan (a) is not aware of any material nonpublic information about the Company or its securities; and (b) is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5. In addition, a 10b5-1 trading plan must not permit you to exercise any subsequent influence over how, when or whether the purchases or sales are made.
You have an affirmative defense against any claim by the SEC against you for insider trading if your trade was made under a 10b5-1 trading plan that you entered into when you were not aware of Material Non-Public Information. The rules regarding 10b5-1 trading plans are complex and you must fully comply with them. You should consult with your legal advisor before proceeding.
Each Insider must pre-clear with the General Counsel (or his or her designee) his or her proposed 10b5-1 trading plan prior to the establishment of such plan. The Company reserves the right to withhold pre-clearance of any 10b5-1 trading plan that the Company determines is not consistent with the rules regarding such plans. Notwithstanding any pre-clearance of a 10b5-1 trading plan, the Company assumes no liability for the consequences of any transaction made pursuant to such plan.
If you enter into a 10b5-1 trading plan, your 10b5-1 trading plan should be structured to avoid purchases or sales shortly before known announcements, such as quarterly or annual earnings announcements. Even though transactions executed in accordance with a properly formulated 10b5-1 trading plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before we announce Material Non-Public Information, and the investing public and media may not understand the nuances of trading pursuant to a 10b5-1 trading plan. This could result in negative publicity for you and the Company if the SEC or the New York Stock Exchange were to investigate your trades.
For Insiders, any modification or termination of a pre-approved 10b5-1 trading plan requires pre- approval by the General Counsel (or his or her designee). In addition, any modification of a pre- approved 10b5-1 trading plan must occur before you become aware of any Material Non-Public Information and must comply with the requirements of the rules regarding 10b5-1 trading plans and, if you are subject to Window Period restrictions, during a Window Period. Any substantive modification of a 10b5-1 plan is treated as a termination of such plan and transactions under that plan must cease and a new "cooling-off" period must elapse before trading can resume.

Transactions effected pursuant to a pre-cleared 10b5-1 trading plan will not require further pre- clearance at the time of the transaction if the plan specifies the dates, prices (whether the prevailing market price, a specified range or otherwise) and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.
Finally, if you are a Section 16 Person, 10b5-1 trading plans require special care. Because in a 10b5-1 trading plan you can specify conditions that trigger a purchase or sale, you may not even be aware that a transaction has taken place and you may not be able to comply with the SEC’s requirement that you report your transaction to the SEC within two business days after its execution. Therefore, for Section 16 Persons, a transaction executed according to a 10b5-1 trading plan is not permitted unless the 10b5-1 trading plan requires your broker to notify the Company before the close of business on the day after the execution of the transaction. See Section 8.
Furthermore, the SEC requires that the Company publicly disclose the terms of any trading plan adopted by a director or Section 16 officer of the Company (with the exception of the pricing terms of such plan).
6.2.No Short Sales, Hedging or Speculative Transactions. No Insider, whether or not he or she possesses Material Non-Public Information, may trade in options, warrants, puts and calls or similar instruments on the Company’s securities or sell such securities “short” (i.e., selling stock that is not owned and borrowing the shares to make delivery). Such activities may put the personal gain of the Insider in conflict with the best interests of the Company and its stockholders or otherwise give the appearance of impropriety. No Claritev Personnel may engage in any transactions (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company’s equity securities.
6.3.Margin Accounts and Pledges. Securities purchased on margin may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities held in an account which may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Accordingly, if you purchase securities on margin or pledge them as collateral for a loan, a margin sale or foreclosure sale may occur at a time when you are aware of Material Non-Public Information or otherwise are not permitted to trade in our securities. The sale, even though not initiated at your request, is still a sale for your benefit and may subject you to liability under the insider trading rules if made at a time when you are aware of Material Non-Public Information. Similar cautions apply to a bank or other loans for which you have pledged stock as collateral. Therefore, no Claritev Personnel, whether or not in possession of Material Non-Public Information, may purchase the Company’s securities on margin, or borrow against any account in which the Company’s securities are held, or pledge the Company’s securities as collateral for a loan, without first obtaining pre-clearance. Request for approval must be submitted to the General Counsel (or his or her designee) at least two weeks prior to the execution of the documents evidencing the proposed pledge. The General Counsel is under no obligation to approve any request for pre-clearance and may determine not to permit the arrangement for any reason. Approvals will be based on the particular facts and circumstances of the request, including, but not limited to, the percentage amount that the securities being pledged represent of the total number of our securities held by the person making the request and the financial capacity of the person making the request. Notwithstanding the pre-clearance of any request, the Company assumes no liability for the consequences of any transaction made pursuant to such request.

7.POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION
7.1.Individual Responsibility. Each Insider is individually responsible for complying with the securities laws and this Policy, regardless of whether the Company has prohibited trading by that Insider or any other Insiders. Trading in securities during the Window Periods and outside of any suspension periods should not be considered a “safe harbor”. We remind you that, whether or not during a Window Period, you may not trade securities on the basis of Material Non-Public Information.
You should also bear in mind that any proceeding alleging improper trading will necessarily occur after the trade has been completed and is particularly susceptible to second-guessing with the benefit of hindsight. Therefore, as a practical matter, before engaging in any transaction you should carefully consider how enforcement authorities and others might view the transaction in hindsight. Further, whether or not you possess Material Non-Public Information, it is advisable that you invest in the Company’s securities or the securities of any company that has a substantial relationship with the Company from the perspective of a long term investor who would like to participate over time in the Company’s or such other company’s earnings growth.
7.2.Controlling Persons. The securities laws provide that, in addition to sanctions against an individual who trades illegally, penalties may be assessed against what are known as “controlling persons” with respect to the violator. The term “controlling person” is not defined, but includes employers (i.e., the Company), its directors, officers and managerial and supervisory personnel. The concept is broader than what would normally be encompassed by a reporting chain. Individuals may be considered “controlling persons” with respect to any other individual whose behavior they have the power to influence. Liability can be imposed only if two conditions are met. First, it must be shown that the “controlling person” knew or recklessly disregarded the fact that a violation was likely. Second, it must be shown that the “controlling person” failed to take appropriate steps to prevent the violation from occurring. For this reason, the Company’s supervisory personnel are directed to take appropriate steps to ensure that those they supervise understand and comply with the requirements set forth in this Policy.
7.3.Potential Sanctions.
a)Liability for Insider Trading and Tipping. Insiders, controlling persons and the Company may be subject to civil penalties, criminal penalties and/or jail for trading in securities when they have Material Non-Public Information or for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Non-Public Information, or to whom they have made recommendations or expressed opinions on the basis of such information about trading securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.
b)Possible Disciplinary Actions. Claritev Personnel who violate this Policy will be subject to disciplinary action, up to and including termination of employment for cause, whether or not the Claritev Personnel’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.
7.4.Questions and Violations. Anyone with questions concerning this Policy or its application should contact the General Counsel (or his or her designee). Any violation or perceived violation should be reported immediately to the General Counsel (or his or her designee).

8.BROKER REQUIREMENTS FOR SECTION 16 PERSONS:
The timely reporting of transactions requires tight interface with brokers handling transactions for our directors and Section 16 officers. A knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with our pre-clearance procedures and helping prevent inadvertent violations. Therefore, in order to facilitate timely compliance by the directors and executive officers of the Company with the requirements of Section 16 of the Securities Exchange Act of 1934, brokers of Section 16 Persons need to comply with the following requirements:
•not to enter any order (except for orders under pre-approved Rule 10b5-1 plans) without first inquiring with the Company and receiving written verification from the Company that your transaction was pre-cleared and complying with the brokerage firm’s compliance procedures (e.g., Rule 144), and
•to report before the close of business on the day after the execution of the transaction to the Company by telephone and in writing via e-mail to the General Counsel and any other persons designated in writing by the General Counsel to receive such reports, the complete (i.e., date, type of transaction, number of shares and price) details of every transaction involving the Company’s stock, including sales and purchases, gifts, donations, transfers, pledges and all 10b5-1 transactions.

Because it is the legal obligation of the trading person to cause this filing to be made, you are strongly encouraged to confirm following any transaction that your broker has immediately telephoned and e-mailed the required information to the Company.

9.CONFIDENTIALITY:
No Claritev Personnel should disclose any Non-Public Information to non-Claritev Personnel (including to family members), except when such disclosure is needed to carry out the Company’s business and then only when the Claritev Personnel disclosing the information has no reason to believe that the recipient will misuse the information. When such information is disclosed, the recipient must be told that such information may be used only for the business purpose related to its disclosure and that the information must be held in confidence. Claritev Personnel should disclose Material Non-Public Information to other Claritev Personnel only in the ordinary course of business, for legitimate business purposes and in the absence of reasons to believe that the information will be misused or improperly disclosed by the recipient. Written information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information and Material Non-Public Information should not be discussed with any person within the Company under circumstances where it could be overheard. See Section 7.2.
In addition to other circumstances where it may be applicable, this confidentiality policy must be strictly adhered to in responding to inquiries about the Company that may be made by the press, securities analysts or other members of the financial community. It is important that responses to any such inquiries be made on behalf of the Company by a duly designated officer. Accordingly, Claritev Personnel should not respond to any such inquiries and should refer all such inquiries to the Senior Vice President, Investor Relations (or his or her designee). See Sections 3.4 and 3.5.
Notwithstanding the foregoing, nothing in this policy shall be deem to prohibit any current or former director, officer, or employee of the Company from communicating, cooperating or filing a charge or complaint with the SEC or any other governmental or law enforcement entity concerning possible violations of any legal or regulatory requirement, or making disclosures, including providing documents or other information to a governmental entity that are protected under the whistleblower provisions of any applicable law or regulation without notice to or approval of the Company, so long as (a) such communications and disclosures are consistent with applicable law and (b) the information disclosed was not obtained through a communication that was subject to the attorney-client privilege (unless disclosure of that information would otherwise be permitted by an attorney pursuant to the applicable federal law, attorney conduct rules or otherwise). The Company will not limit the right of any current or former director, officer, or employee to receive an award for providing information pursuant to the whistleblower provisions of any applicable law or regulation to the SEC or any other government agency.

10.LEGAL EFFECT OF THIS POLICY:
The Company’s Policy with respect to insider trading and the disclosure of confidential information, and the procedures that implement this Policy, are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping which are highly complex, fact specific and evolving. Certain of the procedures are designed to prevent even the appearance of impropriety and in some respects may be more restrictive than the securities laws. Therefore, these procedures are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.

11.ENFORCEMENT:
The Claritev Corporation Board of Directors is responsible for developing and updating this Policy.

12.EXCEPTIONS:
There are no exceptions to this policy.

13.NOTES AND CLARIFICATIONS:
None.

14.REFERENCE:
•Code of Business Conduct and Ethics

15.HISTORY:

EFFECTIVE DATE OF ACTION	ACTION	REPLACES POLICY NO.	REPLACED BY POLICY NO.
10/8/2020	New Policy/Approved by Board	n/a	n/a
12/9/2020	Amended by the Board	n/a	n/a
11/1/2021	Schedule I Updated by Company with GC Approval	n/a	n/a
11/9/2021	Amended by the Board	n/a	n/a
10/27/2022	Amended by the Board	n/a	n/a
11/02/2023	Amended by the Board	n/a	n/a
04/24/2024	Amended by the Board	n/a	n/a
02/14/2025	Amended by the Board	n/a	n/a